                                                                       EXHIBIT A

     VOCALTEC REGAINS COMPLIANCE WITH NASDAQ'S MINIMUM BID PRICE REQUIREMENT

HERZLIA, ISRAEL - SEPTEMBER 2, 2009 - VOCALTEC COMMUNICATIONS LTD. (NASDAQCM:
VOCL) (the "Company" or "VocalTec"), a global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers, today announced that Nasdaq has confirmed that the Company has regained compliance with the $1.00 minimum closing bid price requirement.

Pursuant to Nasdaq's rules, the Company was required to evidence a closing bid price of at least $1.00 per share for 10 consecutive trading days. The letter received from Nasdaq confirms that this requirement has been met and that
VocalTec is otherwise in compliance with all Nasdaq continued listing requirements.

As a result, VocalTec's shares will continue to trade on the Nasdaq Capital
Market and are not at this time subject to delisting. On September 1, 2009 the closing price of the Company's ordinary shares was $1.70 per share.

ABOUT VOCALTEC

VocalTec Communications (NasdaqCM: VOCL) is a global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers. A pioneer in VoIP technology since 1994, VocalTec provides proven trunking, peering and residential/enterprise VoIP application solutions that enable flexible deployment of next-generation networks (NGNs). Partnering with prominent system integrators and equipment manufacturers, VocalTec serves an installed base of dozens of leading carriers worldwide. VocalTec is led by a management team comprised of respected industry veterans.

www.vocaltec.com

CONTACTS:

VOCALTEC                            GK INVESTOR RELATIONS
Gali Rosenthal                      Kenny Green
+972 9 970 3805                     (646) 201-9246
gali@vocaltec.com                   info@gkir.com